07021996

MMC Norilsk Nickel

RECEIVED

2007 MAR 22 A 11: 40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

March 19, 2007

PROCESSED

MAR 23 2007

THOMSON FINANCIAL

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

MMC

Re: OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. ~~82-5167)~~
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Information on the event that may significant affect the price of the Company's securities dated March 16, 2007

2. Press release dated March 16, 2007: The Board of Directors of MMC Norilsk Nickel approved further reorganization of energy assets and elected Denis Morozov as General Director

3. Press release dated March 15, 2007: The Board of Directors of MMC Norilsk Nickel is to consider the nomination of Denis Morozov to the post of General Director .

4. Information dated March 13, 2007

5. Press release dated March 12, 2007: MMC Norilsk Nickel has completed the consolidation of its media assets

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov
Head of Investor Relations
MMC Norilsk Nickel

3/22

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES.

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5.The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/info/

2. Subject matter of the information

Date of the Board of Directors' meeting: ***March 16, 2007;***
Date and number of the Protocol of the Board of Directors' meeting when the resolution was adopted: ***March 16, 2007; No. ГМК/6-пр-сд;***

Re.: General Director of OJSC MMC Norilsk Nickel.
Resolved:

1. ***To terminate the duties of General Director of OJSC MMC Norilsk Nickel Prokhorov Mikhail Dmitrievich on April 2, 2007***
2. ***To appoint Morozov Denis Stanislavovich General Director of OJSC MMC Norilsk Nickel effective April 3, 2007***

Additional information on the appointee:
Name: ***Morozov Denis Stanislavovich***
Share in the authorized capital of MMC Norilsk Nickel: ***0.000004%;***
Stock of ordinary shares of MMC Norilsk Nickel: ***0.000004%;***
Share in the authorized capital of the Company's subsidiaries and/or affiliates: ***none***
Stock of ordinary shares of the Company's subsidiaries and/or affiliates: ***none***
Stock of ordinary shares of the Company and/or its subsidiaries and affiliates that the appointee may acquire through exercising option rights provided to him by the Issuer and/or its subsidiaries and affiliates: ***none***

Representative of MMC Norilsk Nickel ***D.A. Usanov***
(Power of Attorney No. ГМК-115/70-им of December 27, 2006.)

March 16, 2007

RECEIVED
2007 MAR 22 A 11:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NORILSK NICKEL

16.03.2007

The Board of Directors of MMC Norilsk Nickel approved further reorganization of energy assets and elected Denis Morozov as General Director

On March 16, 2007 the Board of Directors of MMC Norilsk Nickel reviewed the prospects for the development of the Group's energy business and elected Denis Morozov as General Director of the Company.

On March 10, 2007 the Board of Directors of OJSC OGK-3 summarized the results of the auction for the purchase of additional 18,000,000,000 shares, which is 61% of the current OGK-3 authorized capital and 37.9% of its post-transaction authorized capital. Based on bids analysis the Board of OGK-3 established that the price of one ordinary share would be equaled RUB 4.54 or USD 0.17, which matched the price indicated by Norilsk Nickel in it's bid.

While considering Norilsk Nickel Group's interest in the additional issue of OGK-3 ordinary registered shares, the Board reviewed fairness opinion prepared by an advisor in connection with the proposed acquisition of new share issue in OGK-3 and possible subsequent mandatory offer to minority shareholders of OGK-3.

Having discussed the issue, the Board decided that the Company management should ensure the preparation of mandatory offer to OGK-3 shareholders to purchase their ordinary shares in case the Group's holding after the placement exceeds 30% of OGK-3 share capital.

The results of the additional shares placement will be announced on March 21, 2007 upon OGK-3 shareholders, who have duly filed their applications, exercise their pre-emptive rights.

After the additional share issue and taking into account previous equity stake of Norilsk Nickel Group, it is expected that the Group's shareholding may reach up to 46.5% of the share capital of OGK-3. The stake may be further increased upon the results of mandatory offer to OGK-3 shareholders to sell their shares to Norilsk Nickel Group.

The Board of Directors has also approved the consolidation of the Group's energy assets under MMC Norilsk Nickel for the purpose of their consequent spin-off to a separate company, which shares will be distributed among MMC Norilsk Nickel shareholders on a pro rata basis. The Board has further requested the Company management to prepare a detailed reorganization program of the energy assets by the meeting of the Board of Directors scheduled for May 11, 2007.

The Board has also confirmed the intention to exclude assets, which supply energy to the production facilities of MMC Norilsk Nickel at the Taimyr Peninsula, from the reorganization. At the meeting scheduled for May 11, 2007 the Board plans to discuss the development of these energy assets.

Due to the large scale of the energy business development and necessity to mobilize the management resources at this direction, Mikhail Prokhorov decided to resign as the General Director of MMC Norilsk Nickel from April 2, 2007 and to focus on further energy business development and other projects. The MMC Norilsk Nickel Board of Directors accepted Mikhail Prokhorov's resignation and voted unanimously for the appointment of Denis Morozov as a new General Director since April 3, 2007, who is currently Deputy General Director, Member of the Management Board of MMC Norilsk Nickel.

"Mikhail Prokhorov has done a lot for Norilsk Nickel and a whole epoch of major reforms in the Company is closely related to his name. We are thankful to Mr. Prokhorov for the years of selfless work, which resulted in almost 10 times growth of Norilsk Nickel market capitalization. The Company became one of the global leaders in the metals and mining sector. Under his governance effective management system was introduced and high social and corporate governance standards were reached. In our turn, we'd like to congratulate Denis Morozov, the new General Director, on such high office, and to wish him success in his further work. The team of Norilsk Nickel with Mr. Morozov in charge will have to launch many new projects and continue those, which have already been started including the consolidation of the energy assets. The Board of Directors will render maximum assistance to the new General Director to accomplish the tasks of the Company", Andrey Klishas, the Chairman of MMC Norilsk Nickel Board of Directors, concluded at the meeting.

Biographical Information

Denis Morozov was born on March 30, 1973.

Education:

In 1993 Mr. Morozov graduated from the Lomonosov Moscow State University, faculty of economics, as a specialist in political economy.
In 1996 he graduated with distinction from the Lomonosov Moscow State University, faculty of jurisprudence, as a specialist in law.
In 1999 Denis Morozov graduated from the Swiss Banking School as a specialist in commercial banking.
In 1999 he completed postgraduate study at the Russian Ministry of Foreign Affairs' Moscow State Institute for International Relations as a specialist in international economic relations.
In 2000 Mr. Morozov upheld a thesis, PhD.

Professional activity:

From 1992 to 1994 Mr. Morozov worked for OJSC Ingosstrakh Insurance Company.
From 1994 to 1998 he worked for the Joint Stock Commercial Bank Alfa-Bank as Deputy Head of the Credit Section, Head of the Credit Section, Deputy Head of Credit Management, and Vice President.
From June 1998 to February 1999 he worked for the Joint Stock Commercial Bank The International Finance Company as Director of Commercial Banking Operations Department.
Since March 1, 1999 he worked for RAO Norilsk Nickel as Head of the Administration of Corporate Structures, Head of Corporate Capital and Investor Relations, Member of the Management Board, Member of the Board of Directors.
From 2000 to 2001 he was responsible for carrying out the restructuring of RAO Norilsk Nickel and establishing a new public company, OJSC MMC Norilsk Nickel, on the basis of The Norilsk Mining Company, a subsidiary of RAO Norilsk Nickel.
From 2005 to 2006 Mr. Morozov was responsible for the spin-off of gold mining assets from MMC Norilsk Nickel into a separate company OJSC Polyus Gold.

Posts held at OJSC MMC Norilsk Nickel:

Head of the Board of Directors' Administration, Head of the Legal Department, Deputy General Director of Legal Issues, Deputy General Director of Corporate and Legal Issues, Member of the Management Board.

Mr. Morozov is also a Member of the Board of Directors in OJSC Polyus Gold.

Married, two children.

15.03.2007

The Board of Directors of MMC Norilsk Nickel is to consider the nomination of Denis Morozov to the post of General Director

General Director of MMC Norilsk Nickel (the Company) Mikhail Prokhorov decided to resign from his posts of General Director and President of MMC Norilsk Nickel.

"As was announced earlier, a new company would be formed based on some of the Norilsk Nickel's energy assets. It became evident in the course of this process that it was impossible to fulfil the duties of the executive officer at MMC Norilsk Nickel and to bring into life, at the same time, a new business concept as part of ongoing formation of a new holding company. There is a natural conflict of interest in this situation. As the efforts aimed at the creation of the new company were already launched, and the new business is taking shape rapidly, I decided to resign from my posts with Norilsk Nickel earlier than scheduled," - Mikhail Prokhorov said.

According to Mikhail Prokhorov, this solution will ensure the continuation of smooth and reliable operation of MMC Norilsk Nickel and many thousands of its employees. He emphasized also that all the corporate projects currently under his control would be carried out in full.

"My experience at Norilsk Nickel makes it possible to start an innovative high-tech business, which will provide the growing Russian economy with new workplaces and new tax-paying entities," - assures Mikhail Prokhorov. "I am planning to continue a number of projects in Norilsk and in cooperation with Norilsk Nickel. The primary focus here is on hydrogen energy projects. My intention is to attempt a breakthrough in the advanced technology development in Russia," - he added.

At the Management Board meeting, Mikhail Prokhorov named Denis Morozov for the post of General Director of the Company. The Management Board resolved that this nomination would be proposed for consideration to the Board of Directors of MMC Norilsk Nickel.

Denis S. Morozov

Member of the Management Board and Deputy General Director of MMC Norilsk Nickel since 2003. In 1998-1999 – Director of the Department (Commercial and Banking Operations) at CJSC AKB IFC. In 1999-2001 – Head of the Department at RAO Norilsk Nickel (Corporate Capital Operations, Shareholder&Investor Relations). In 2001-2003 – Head of Legal Department at MMC Norilsk Nickel. In 2002- 2003 – member of the Board of Directors of RAO Norilsk Nickel. In 2002-2005– member of the Board of Directors of ZAO Polus. Since 2006 – member of the Board of Directors of OJSC Polyus Gold. Mr. Morozov is 33.

NORILSK NICKEL

13.03.2007
Information

In response to numerous mass media inquiries, MMC Norilsk Nickel (the Company) informs that in late April - early May General Director of the Company Mikhail Prokhorov will work in Russia as previously scheduled. Any media reports stating otherwise (including those on his alleged marriage) are not true.

12.03.2007

MMC Norilsk Nickel has completed the consolidation of its media assets

As part of the corporate management structure reform, MMC Norilsk Nickel (the Company) has consolidated its media businesses operating in the Krasnoyarsk Territory and Murmansk Area. All media assets of the Company are united now under Media Platform Group.

In the beginning of 2007 this media group was augmented with Monchegorsk company Sputnik (LLC), the publisher of The Kola Nickel corporate newspaper and the press service agent for Kola MMC (a subsidiary of MMC Norilsk Nickel).

As the final effort of this reorganization, a Norilsk subsidiary of Media Platform, Northern City Media Company (LLC), was amalgamated with The Polar News newspaper and a printing facility, both of which were the divisions of the MMC Norilsk Nickel's Polar Branch.

"By spinning off its media assets into an independent entity, the Company will improve the management of related costs, and open ways to providing targeted solutions for efficient media business development. The new business arrangement will also broaden the range of services being provided to consumers, make more flexible our response to market environment changes, allow for information products' quality improvement, and increase profits in the advertising sector", said Sergei Chernitsyn, Chairman of the Board of Directors of Media Platform LLC and PR Director of MMC Norilsk Nickel.

Media Platform LLC was created in 2005 as a consolidation centre for MMC Norilsk Nickel's media assets. Today the group comprises a holding company of the same name based in Moscow, Northern City Media Company LLC (Norilsk), Telesphere Broadcast Corporation LLC (Krasnoyarsk), North-West Broadcasting LLC (Murmansk), and Sputnik LLC (Monchegorsk). These business units operate three regional TV channels, four radio stations, publish The Norilsk Nickel corporate magazine and The Kola Nickel newspaper, provide information services through The Taimyr Telegraph Agency. It means that Media Platform LLC works in all Russian regions where MMC Norilsk Nickel's production plants are located: Norilsk, Krasnoyarsk, Monchegorsk and Murmansk.

Media Platform's revenue in 2006 reached RUB140 mln, and forecasts for 2007 put it at RUB280 mln. Total number of employees was 300 in 2006, and in 2007 it will increase to 450 as a result of Norilsk and Monchegorsk assets consolidation.

END